

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Brian Davis
Chief Financial Officer
Verrica Pharmaceuticals Inc.
10 North High Street, Suite 200
West Chester, PA 19380

Re: Verrica Pharmaceuticals Inc.
Form 10-Q
Exhibit No. 10.1
Filed November 9, 2020
File No. 001-38529

Dear Mr. Davis:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance